Exhibit 99.1

eHi Car Services Enters into Amended and Restated Merger Agreement for Going Private

Transaction and into Global Settlement Agreement with Members of Ocean Link

Consortium

Shanghai, China, February 19, 2019 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services company in China, today announced that it has entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) with Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent, on February 18, 2019. The Amended Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated as of April 6, 2018, among Parent, Merger Sub and the Company (the “Original Merger Agreement”).

Under the Amended Merger Agreement, eHi shareholders will receive cash consideration equal to US$6.125 per common share of the Company (each, a “Share”) or US$12.25 per American depositary share of the Company (each, an “ADS”), each of which represents two Class A common shares of the Company, other than Rollover Shares (as defined below) and ADSs representing Rollover Shares, as applicable. The cash consideration to be paid to shareholders under the Amended Merger Agreement is approximately 9.25% less than the cash consideration payable under the Original Merger Agreement, and represents a premium of 26.9% over the closing price of US$9.65 per ADS as quoted by the New York Stock Exchange on January 22, 2019, and a premium of 22.9% and 19.2%, respectively, over the 30- and 60- trading day volume-weighted average price per ADS as quoted by the New York Stock Exchange prior to January 22, 2019, the day before a proposal to revise the Original Merger Agreement (the “Revised Proposal”) was made to the special committee (the “Special Committee”) of eHi’s Board of Directors (the “Board”) in a letter from Mr. Ray Ruiping Zhang, eHi’s Chairman and CEO, dated January 23, 2019.

The Revised Proposal indicated, among other things, that Mr. Zhang, together with other members of the consortium under the Original Merger Agreement, which included, among others, certain affiliates of MBK Partners Fund IV, L.P., The Crawford Group, Inc. and Dongfeng Asset Management Co. Ltd. (collectively, the “Original Buyer Group”), concluded that the transactions provided for in the Original Merger Agreement could not be completed on the contemplated terms and that the Original Buyer Group was prepared to terminate the Original Merger Agreement unless the Special Committee agreed to amend the terms of the Original Merger Agreement.

Under the terms of the Original Merger Agreement, either the Company or Parent could terminate the Original Merger Agreement if the merger contemplated by the Original Merger Agreement had not been completed by October 6, 2018.

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In the Revised Proposal, Mr. Zhang indicated to the Special Committee that members of the Original Buyer Group were in discussions with representatives of the competing buyer consortium (the “Ocean Link Consortium”) comprising Ocean Imagination L.P. (“Ocean Link”), Ctrip Investment Holdings Ltd. (“Ctrip”) and certain of their affiliates, regarding the terms on which the members of the Ocean Link Consortium might agree to withdraw their competing proposal to acquire all of the shares of eHi not owned by them, and to join with certain members of the Original Buyer Group to form an updated consortium. In addition, in the Revised Proposal, Mr. Zhang indicated that, assuming an agreement could be reached between certain members of the Original Buyer Group and the Ocean Link Consortium:

•	Mr. Zhang, certain affiliates of MBK Partners Fund IV, L.P., The Crawford Group, Inc., and Dongfeng Asset Management Co. Ltd. would be prepared to join and form an updated consortium with certain members of the Ocean Link Consortium (the “Updated Buyer Group”);

•	members of the Ocean Link Consortium would contribute their Shares and ADSs to an affiliate of Parent as rollover equity;

•	certain affiliates of MBK Partners Fund IV, L.P. together with The Crawford Group would significantly increase their existing equity commitments, and Ocean Link would provide an additional equity commitment, to fund the cash consideration to be paid in the merger contemplated under the Revised Proposal, as a result of which the transactions contemplated under the Revised Proposal would be financed entirely through equity capital, in the form of cash contributions and rollover equity, and therefore no debt financing would be required; and

•	the changes to the composition of the Original Buyer Group and the terms of the Revised Proposal would provide increased closing certainty to all parties and a substantial benefit to the unaffiliated security holders of eHi.

The Special Committee evaluated the Revised Proposal with the assistance of its financial and legal advisors, and negotiated the Amended Merger Agreement. The Board of Directors of the Company duly considered and determined that the entry into the Amended Merger Agreement was in the best interests of the Company and its shareholders. The determination of the Board was made after receiving the unanimous recommendation of the Special Committee, which is composed solely of independent and unaffiliated directors and worked closely with its independent financial and legal advisors to determine whether such transaction was in the best interests of the Company and its unaffiliated shareholders. In making these determinations, the Board and the Special Committee also considered the alternative of remaining a standalone public company.

Concurrently with the execution of the Amended Merger Agreement, the members of the Updated Buyer Group, comprising certain affiliates of MBK Partners Fund IV, L.P., Ctrip, Ocean Link, Mr. Zhang, The Crawford Group, Inc. and Dongfeng Asset Management Co. Ltd., entered into an Amended and Restated Interim Investors Agreement, an Amended and Restated Contribution and Support Agreement (“Amended Contribution and Support Agreement”), and various other ancillary agreements, pursuant to which, among other things:

•	the members of the Updated Buyer Group agreed to work together exclusively to implement and consummate the transactions contemplated by the Amended Merger Agreement, including the Merger (as defined below), and use their reasonable best efforts to cause the transactions contemplated by the Amended Merger Agreement to be consummated as promptly as practicable following the date of the Amended Merger Agreement;

•	members of the Ocean Link Consortium agreed to withdraw, and cease all discussions, negotiations and agreements with respect to, their competing offer; and

•	certain existing shareholders of the Company, including L & L Horizon, LLC, an affiliate of Mr. Zhang, The Crawford Group, ICG Holdings 1, LLC, ICG Holdings 2, LLC, Dongfeng Asset Management Co. Ltd., Ctrip and CDH Car Rental Service Limited (collectively, the “Rollover Shareholders”), agreed (i) to vote all of their respective Shares in favor of the authorization and approval of the Amended Merger Agreement and the Merger (and against any competing proposal) and (ii) to contribute their respective Shares in exchange for newly issued shares of Holdco.

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Upon the terms and subject to the conditions of the Amended Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving company (the “Surviving Company”) under Cayman Islands law (the “Merger”), and each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive cash consideration equal to US$6.125 per Share, and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive cash consideration of US$12.25 per ADS, in each case, without interest and net of any applicable withholding taxes, except for (i) certain Shares (the “Rollover Shares”) held by the Rollover Shareholders, (ii) Shares (including Shares represented by ADSs) held immediately prior to the Effective Time by Parent, the Company or any of their subsidiaries or by the Company’s ADS depositary and reserved for future issuance under the Company’s share incentive plan, which Shares will be cancelled without payment of any consideration, and (iii) Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the Effective Time of the Merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The Rollover Shares will not be cancelled at the Effective Time and will continue as ordinary shares of the Surviving Company.

If and when completed, the Merger will result in the Company becoming a privately-held company that is 100% owned by Parent, which will be beneficially owned by the Updated Buyer Group. In addition, the Merger will result in the Company’s ADSs no longer being listed on the New York Stock Exchange and the ADSs and the Company’s Class A common shares represented by the ADSs no longer being registered under Section 12 of the Securities Exchange Act of 1934.

The closing of the Merger is currently expected to occur during the first or second quarter of 2019, and is subject to the satisfaction or waiver of the closing conditions set forth in the Amended Merger Agreement, including receipt of requisite approval of the shareholders of the Company. The Amended Merger Agreement and the Merger must be authorized and approved by (i) a shareholders’ special resolution approved by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders, (ii) a shareholders’ resolution approved by the affirmative vote of holders of Shares representing a majority of the aggregate voting power of the Shares and (iii) a shareholders’ resolution approved by the affirmative vote of holders of a majority of the total outstanding Class A common shares of the Company.

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Under the terms of the Amended Contribution and Support Agreement, the Rollover Shareholders have agreed to vote all of their respective Shares in favor of the authorization and approval of the Amended Merger Agreement and the Merger. As of the date of the Amended Merger Agreement, the Rollover Shareholders beneficially own in the aggregate Shares and ADSs which represent in aggregate approximately 47.70% of the issued and outstanding common shares of the Company and 77.96% of the outstanding voting power of the Company.

Concurrently with the execution of the Amended Merger Agreement, the Company, certain members of the Original Buyer Group, and members of the Ocean Link Consortium entered into a Global Settlement Agreement pursuant to which each of the parties thereto has agreed to withdraw and release its existing claims against each other party thereto in connection with its existing disputes in the courts of the Cayman Islands and in arbitration in Hong Kong, other than certain reserved costs claims, and subject to the consummation of the Merger, to withdraw and release such reserved costs claims.

Members of the Ocean Link Consortium issued a notice to the Board dated February 19, 2019 withdrawing their proposal to acquire all outstanding Shares of the Company not owned by them.

In light of the Amended Merger Agreement, the Company together with various members of the Updated Buyer Group are required to prepare updated filings with the United States Securities and Exchange Commission (“SEC”), including an amended transaction statement on Schedule 13E-3 (the “Transaction Statement”) to be filed with the SEC by the Company and certain filing persons in connection with the Merger, and the exhibits to the Transaction Statement, including the proxy statement (the “Proxy Statement”) relating to the Amended Merger Agreement and the transactions contemplated thereunder. Further details relating to the Board and the Special Committee’s consideration of the Amended Merger Agreement, the Merger, and related transactions will be set forth in the Transaction Statement and the Proxy Statement. These documents will be mailed to shareholders and filed with or furnished to the SEC. SHAREHOLDERS, ADS HOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, THE COMPANY, THE PARTIES TO THE AMENDED MERGER AGREEMENT, AND RELATED MATTERS.

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Additional Information about the Transactions

The Company will furnish to the SEC a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit thereto the Amended Merger Agreement. All parties desiring details regarding the transactions contemplated by the Amended Merger Agreement, including the Merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In addition to receiving the Transaction Statement and Proxy Statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s shares as of March 31, 2017, is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 27, 2017. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China to the brands Enterprise Rent-A-Car, National Car Rental and Alamo Rent A Car owned by Enterprise Holdings, Inc., the largest car rental provider in the world. Enterprise Holdings, Inc. is owned by the Crawford Group, Inc. For more information regarding eHi, please visit http://en.1hai.cn.

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Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions; the possibility that various closing conditions to the Merger may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission, including the Schedule 13E-3 transaction statement and the proxy statement filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn

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